SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

March 20, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with the Forms 6-K furnished to the SEC on February 6th and 28th, 2020, the Annual General Meeting of Shareholders of Credicorp Ltd. (“Credicorp”) was convened, in the first instance, for March 27th, 2020 at 3:00 pm, at the main offices of Banco de Credito del Peru, located at Calle Centenario 156, Urb. Las Laderas de Melgarejo, La Molina, Lima, Peru.

However, due to the declaration of a national emergency by the Peruvian government, through Supreme Decree No. 044-2020-PCM, and to the exceptional and temporary measures established in such Decree to prevent the spread of COVID-19 in Peru, and which orders social isolation and limits the exercise of free transit for as long as the national emergency is maintained, it will be materially impossible to hold the session on March 27th, 2020 as originally scheduled.

In this sense, to guarantee the security of its shareholders and collaborators and employees, the Board of Directors of Credicorp, in its extraordinary session today, March 20th, 2020, has agreed to postpone the Annual General Meeting of Shareholders until a new date that will be duly informed to shareholders and the market, in accordance with the legislation applicable to the company. The proxies that have already been sent will be deemed without effect, and Credicorp will send new proxies when once the Board of Directors has decided on the new date for the Annual General Meeting of Shareholders.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative